UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________ to ______________

Commission File Number - 333-133631

A.	Full title of the plan and the address of the plan:

COMMUNITY BANCORP. AND DESIGNATED SUBSIDIARIES' RETIREMENT SAVINGS PLAN
4811 U.S. Rte. 5
P.O. Box 259
Derby, Vermont  05829

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY BANCORP.
4811 U.S. Rte. 5
P.O. Box 259
Derby, Vermont  05829

REQUIRED INFORMATION

The Community Bancorp. and Designated Subsidiaries' Retirement Savings Plan is an ERISA plan with more than 100 participants.  Required financial statements filed with this report:

Financial Report for plan year ended December 31, 2008.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

With

SUPPLEMENTARY INFORMATION

December 31, 2008 and 2007
With Independent Auditors’ Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Community Bancorp. and Designated Subsidiaries Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Berry, Dunn, McNeil & Parker
Portland, Maine
June 24, 2009
VT Reg. No. 92-0000278

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value
Money market assets	$339,977	$370,238
Marketable equity securities	3,300,750	4,774,448
Mutual funds	4,523,055	6,263,851
Participant loans	318,887	336,061

Total investments	8,482,669	11,744,598

Receivables
Employer contributions	395,022	261,386
Participant contributions	-	97
Accrued interest and dividends	7,754	126,569

Total receivables	402,776	388,052

Net assets available for benefits	$8,885,445	$12,132,650

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions to net assets attributed to:
Interest and dividends from investments	$446,749

Contributions
Employer’s	519,165
Participants’	775,854

Total contributions	1,295,019

Total additions	1,741,768

Deductions from net assets attributed to:
Net depreciation in fair value of investments	4,232,537
Benefits paid to participants	725,419
Administrative expenses	31,017

Total deductions	4,988,973

Decrease in net assets available for benefits	(3,247,205)

Net assets available for benefits

Beginning of year	$12,132,650

End of year	$8,885,445

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Note 1.	Description of Plan

The following description of the Community Bancorp. and Designated Subsidiaries Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Community National Bank (the Bank), a subsidiary of Community Bancorp. (the Company), who have attained age 21 and have completed one year of service.  Effective January 1, 2008, the Plan recognized years of service with LyndonBank and affiliated employers for purposes of eligibility and computing vesting.  Under the provisions of the Plan, investment activity is directed by individual participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum amount allowed by the Internal Revenue Code (IRC). The Bank matches participant contributions up to five percent of annual compensation. The Bank may also make additional discretionary contributions. Contributions are subject to certain limitations.

Administrative Expenses

Employer contributions include $29,419 toward administrative expenses subsequently paid by the Plan.

Note 2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting on Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investments held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to the fully benefit responsive group annuity contract because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The custodian indicates fair value approximates contract value and therefore would not be material to the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Operating Expenses

Substantially all expenses of maintaining the Plan are paid by the Company.

Note 3.	Investments

On August 15, 2007, the Company declared a 5% stock dividend, which represented 16,084 shares to the Plan at $13.60 per share.

Investments that represent 5% or more of the Plan's net assets are as follows:

	2008	2007

Community Bancorp. Common Stock	$3,300,750	$4,744,448
Growth Fund of America, Inc.	961,681	1,225,339
American Balanced Fund	748,334	842,886
Vanguard Total Stock Market Index Fund	1,189,866	1,818,341
EuroPacific Growth Fund	680,170	965,811

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(2,449,811)
Marketable equity securities	(1,782,725)

$(4,232,537)

Note 4.	Fair Value Measurements

At December 31, 2007, the Plan’s investments are recorded at their fair values determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). The statement establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below.

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2008.

Money market assets: Valued at amortized cost, which approximates fair value.

Marketable equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2008.

                                           Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Mutual funds	$4,523,055	$-	$-	$4,523,055
Money market assets	339,977	-	-	339,977
Marketable equity securities	3,300,750	-	-	3,300,750
Participant loans	-	-	318,887	318,887
Total assets at fair value	$8,163,782	$-	$318,887	$8,482,669

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008.

Participant Loans

Balance, beginning of year	$336,061
Purchases, sales, issuances and settlements (net)	(17,174)
Balance, end of year	$318,887

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Note 5.	Tax Status

The Plan obtained its latest determination letter dated August 23, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Note 6.	Plan Termination

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

Note 7.	Party-In-Interest Transactions

Community Financial Services Group is the Plan’s custodian. Community Financial Services Group is an affiliate of Community National Bank, the plan sponsor, through common ownership.

The Plan allows for participant contributions to be invested in common stock of the parent of the plan sponsor, Community Bancorp. At December 31, 2008 and 2007, the Plan held 366,750 and 341,032 shares, respectively, valued at $3,300,750 and $4,774,448, respectively.

There were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

Note 8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 9.	Subsequent Event

Effective January 1, 2009, Roth elective deferrals are permitted under the Plan.

                                                                                        Schedule
COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Required for IRS Form 5500
EIN #01-0211807
Plan #002

December 31, 2008

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost (1)	Value

	Cash Management Fund of America	Money Market		$314,132
	Blackrock Federal Trust Fund	Money Market		16,708
	Federated Government Obligations Fund	Money Market		9,137
*	Community Bancorp.	Common Stock		3,300,750
	American Balanced Fund	Mutual Fund		748,334
	Growth Fund of America, Inc.	Mutual Fund		961,681
	Dodge & Cox Balanced Fund	Mutual Fund		181,170
	T. Rowe Price Equity Income Fund	Mutual Fund		304,813
	Royce Premier Small Cap Fund	Mutual Fund		359,993
	Vanguard Total Stock Market Index Fund	Mutual Fund		1,189,866
	Vanguard Short Term Bond Index Fund	Mutual Fund		36,466
	SEI Stable Asset Fund	Mutual Fund		60,562
	Euro Pacific Growth Fund	Mutual Fund		680,170
*	Participant Loans	Interest rate range 6.08%-8.42%,
		various maturities		318,887

				$8,482,669

*	Indicates a party-in-interest to the Plan.
(1)	Participant directed investments, information not required.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY BANCORP. AND DESIGNATED SUBSIDIARIES'
RETIREMENT SAVINGS PLAN

DATE: June 24, 2009	/s/ Stephen P. Marsh
Stephen P. Marsh, President & Chief Executive Officer
Community Bancorp
(Plan Administrator)